UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the fiscal year ended December 31, 2013.
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934: For the transition period from ______ to _________.

Commission File No. 1-9183

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Harley-Davidson, Inc.
3700 West Juneau Avenue
Milwaukee, Wisconsin 53208

REQUIRED INFORMATION

1.	Not applicable.

2.	Not applicable.

3.	Not applicable.

4.
The Harley-Davidson Financial Services, Inc. 401(k) Profit Sharing Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Attached hereto are copies of the most recent financial statements and schedule of the Plan prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Date: June 23, 2014	By:	/s/ Perry Glassgow

Perry Glassgow
Administrative Committee Member

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Financial Statements and Supplemental Schedule
December 31, 2013 and 2012, and Year Ended December 31, 2013
Contents
Report of Independent Registered Public Accounting Firm 1
Financial Statements
Statements of Net Assets Available for Benefits 2

Statement of Changes in Net Assets Available for Benefits 3

Notes to Financial Statements 4
Supplemental Schedule
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) 15

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
We have audited the accompanying statements of net assets available for benefits of Harley-Davidson Financial Services, Inc. 401(k) Profit Sharing Plan as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Harley-Davidson Financial Services, Inc. 401(k) Profit Sharing Plan at December 31, 2013 and 2012, and the changes in its net assets available for benefits for the year ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2013, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Chicago, Illinois
June 23, 2014

1

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31
	2013	2012
Assets
Investments, at fair value	$45,983,840	$36,848,429
Investment in Harley-Davidson Retirement Savings Plan Master Trust	292,884	149,539

Receivables:
Participant contributions	161,313	76,785
Company contributions	221,542	264,860
Notes receivable from participants	766,489	877,235
Total receivables	1,149,344	1,218,880
Net assets available for benefits	$47,426,068	$38,216,848

See accompanying notes.

2

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013

Additions:
Participants’ contributions	$2,729,176
Company contributions	1,511,165
Rollovers	227,432
Investment income of Harley-Davidson Retirement Savings Plan Master Trust	79,742
Interest and dividends	1,637,196
Interest income on notes receivable from participants	38,798
Total additions	6,223,509

Deductions:
Participant distributions	4,024,102
Transfers out	174,799
Total deductions	4,198,901

Net appreciation in fair value of investments:
Mutual funds	7,098,108
Brokerage accounts:
Mutual Funds	2,449
Common Stock	84,055

Net increase	9,209,220
Net assets available for benefits at beginning of year	38,216,848
Net assets available for benefits at end of year	$47,426,068

See accompanying notes.

3

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements
December 31, 2013

1. Description of the Plan
The following brief description of the Harley-Davidson Financial Services, Inc. 401(k) Profit Sharing Plan (the Plan) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan for eligible employees of Harley-Davidson Financial Services, Inc. (the Company) and its participating subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Employees are eligible to participate in the Plan after completing three months of service with the Company and must be at least 18 years of age.
Contributions
Subject to certain limitations, participants may contribute up to 25% of their compensation on a pretax basis through payroll deductions. Participants may also contribute amounts representing distributions from other qualified plans. Participants who have attained age 50 before the end of the year are eligible to make catch-up contributions. The Company may make discretionary matching contributions determined annually based on the participant’s pretax contributions. During 2013 and 2012, each participant’s contribution was matched by the Company at a rate of 100% up to $1,500 and an additional matching contribution of $0.50 on every dollar thereafter. Company-matching contributions are made quarterly, and participants must be employed on the last day of the quarter to be eligible for such contributions. The Company may also make an annual discretionary profit-sharing contribution. No such contribution was made for the year ended December 31, 2013. All contributions are subject to the limitations of the Internal Revenue Code (the Code).
Participants direct their elective contributions into various investment options offered by the Plan, which includes a self-directed brokerage account feature, and can change their investment option on a daily basis. In 2011, Harley-Davidson, Inc. common stock was added as an investment option. The Company’s contributions are allocated in the same manner as that of the participant’s elective contributions.
Vesting
Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Company contributions are generally 100% vested after three years of service or if employment terminates due to death, disability or retirement on or after age 65.

4

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements (continued)

1. Description of the Plan (continued)
Loans to Participants
A participant may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the participant’s vested account balance. Loan terms range from 1 to 60 months or up to 10 years for the purchase of a primary residence. Loans are secured by participants’ account balances, are supported by promissory notes payable to the Plan, and bear interest at a fixed rate equal to the prime rate upon the inception of the loan plus 2%. At December 31, 2013, interest rates on participants’ loans ranged from 4.25% to 10.25%. Payments on participants’ loans are made through payroll deductions.
Participant Accounts
Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and the Plan’s earnings. Allocations of the Plan’s earnings are based on individual participant fund performance earnings. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions. Unallocated forfeitures balances as of December 31, 2013 were approximately $45,000 and were used to reduce the Company's fourth quarter 2013 contributions, which were paid in 2014.
Benefit Payments
In the event a participant’s employment ceases due to death, disability, or retirement on or after age 65, the participant (or the beneficiaries) will be entitled to receive an amount equal to the full value of the participant’s account in a lump-sum payment. In the event a participant’s employment ceases due to termination, the participant will be entitled to receive an amount equal to the value of the vested interest in the participant’s account in a lump-sum payment. In addition, hardship withdrawals are permitted if certain criteria are met.
Plan Termination
Although it has not expressed any intent to do so, the Company reserves the right to amend, suspend, or terminate the Plan at any time and to discontinue or modify its contributions at any time subject to the provisions of ERISA. In the event of the Plan’s termination, participants will become 100% vested in their accounts.
Administrative Expenses
Most administrative expenses of the Plan are paid by the Company.

5

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared under the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (U.S. GAAP).
Benefit Payments
Benefits are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates that affect amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 5 for further discussion of fair value measurements.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.
Notes Receivable From Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2013 or 2012. If a participant ceases to make loan repayments, the plan administrator will deem the participant loan to be a distribution in accordance with applicable legal requirements, and the participant’s account balance will be reduced at the earliest permitted date as outlined in the Plan document.

6

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements (continued)

3. Investments
The following investments represent 5% or more of the Plan’s assets as of December 31:

	2013	2012

Morgan Stanley Mid Cap Growth I	$8,692,888	$6,205,505
Fidelity Contrafund K	7,828,497	5,822,742
Spartan 500 Index INST	6,139,839	5,077,886
MFS Massachusetts Investors Trust R4	4,640,109	3,535,270
Fidelity Money Market Trust Retirement Money Market Portfolio	3,677,135	3,655,983
PIMCO Total Return Inst Fund	3,619,624	4,115,836
Europacific Growth R6	3,602,832	3,116,021

4. Master Trust
The Plan participates in the Harley-Davidson Retirement Savings Plan Master Trust (the “Master Trust”). The purpose of the Master Trust is the collective investment of assets of the participating plans. Except for the Plan, all participating plans in the Master Trust are sponsored by Harley-Davidson Motor Company Group, LLC (the affiliated plans). Each participating plan’s interest in the Master Trust is based on account balances of the participants and their elected investment options. The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among all plans, in proportion to the fair value of the assets assigned to each plan, income and expenses resulting from the collective investment of the assets of the Master Trust. This Plan's only investment within the Master Trust is included within the Harley-Davidson, Inc. Common Stock Fund.

Investment income and administrative expenses related to the Master Trust are allocated to the individual participating plans daily based on each participant’s account balance within each investment fund option.

7

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements (continued)

4. Master Trust (continued)
A summary of the Master Trust’s net assets as of December 31, 2013 and 2012 is as follows:

	2013	2012
Investments at fair value:
Mutual Funds:
U.S. equity funds	$246,691,118	$167,124,168
International equities	60,790,168	49,580,085
Fixed income	46,150,250	57,244,897
Balanced funds	185,370,266	152,346,671
Brokerage accounts	14,673,805	8,017,602
Money market fund:
Fidelity Retirement Money Market Portfolio	71,329,108	69,240,505
Harley-Davidson, Inc. Common Stock Fund	198,195,049	154,011,512
Net assets of the Master Trust	$823,199,764	$657,565,440

Investment income has been allocated among each participating plan based on the respective participants’ interest, adjusted for other income and losses. Investment income generated by the investments of the Master Trust for the years ended December 31, 2013 is as follows:

2013

Interest and dividend income	$22,848,113
Net appreciation in fair value of mutual funds	75,776,833
Net appreciation in fair value of brokerage accounts
Mutual funds	231,812
Common stock	1,678,485
Net appreciation in fair value of Harley-Davidson, Inc. common stock	61,524,726
Total Investment income of the Master Trust	$162,059,969

The Plan’s percentage interest in the Master Trust as of December 31, 2013 and 2012 was .04% and .02%, respectively.

8

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements (continued)

4. Master Trust (continued)
The net assets of the Harley-Davidson, Inc. Common Stock Fund consist of the following as of December 31, 2013 and 2012:

	2013	2012

Harley-Davidson, Inc. common stock	$196,535,178	$153,409,126
Money market fund	1,739,336	1,740,298
Other payable	(79,465)	(1,137,912)
Net assets of the Harley-Davidson, Inc. Common Stock Fund	$198,195,049	$154,011,512

5. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:
Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in markets that are not active

•	Observable inputs other than quoted prices that are used in the valuation of the assets or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

9

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements (continued)

5. Fair Value Measurements (continued)
Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level input that is significant to the fair value measurement in its entirety.
Following is a description of the valuation techniques and inputs used for each major class of assets measured at fair value by the Plan.
Mutual Funds: Valued at quoted market prices, which represent the net asset value (NAV) of shares held at year end.
Money Market Fund: Valued at cost, which approximates the fair value of the NAV of shares held at year-end.
Common Stock: Valued at quoted market prices of shares held at year end.
Harley-Davidson Inc. Common Stock Fund: The fund is tracked on a unitized basis. The fund consists of Harley-Davidson, Inc. common stock and funds held in a money market fund sufficient to meet the fund’s daily cash needs and other miscellaneous assets and liabilities. Unitizing the fund allows for daily trades. The fair value of a unit is based on the combined fair value of Harley-Davidson, Inc. common stock (closing price in an active market on which the securities are traded), the NAV of the money market fund, and other miscellaneous assets and liabilities held by the fund at year-end.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets excluding its interest in the Master Trust carried at fair value:

10

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements (continued)

5. Fair Value Measurements (continued)

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. equity funds	$29,025,976	$ –	$ –	$29,025,976
International equity	3,997,479	–	–	3,997,479
Fixed income	7,596,975	–	–	7,596,975
Balanced funds	4,788,314	–	–	4,788,314
Brokerage accounts:
Cash	24,534	–	–	24,534
U.S. common stock	409,439	–	–	409,439
Mutual funds:
U.S. equity	30,819	–	–	30,819
International equity	13,455	–	–	13,455
Fixed income	96,849	–	–	96,849
Total assets at fair value	$45,983,840	$ –	$ –	$45,983,840

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. equity funds	$21,349,690	$ –	$ –	$21,349,690
International equity	3,369,562	–	–	3,369,562
Fixed income	8,804,067	–	–	8,804,067
Balanced funds	3,198,498	–	–	3,198,498
Brokerage accounts:		–	–
U.S. common stock	95,807			95,807
Mutual Funds:
U.S. equity	738	–	–	738
External fund	15,545	–	–	15,545
Fixed income	14,522	–	–	14,522
Total assets at fair value	$36,848,429	$ –	$ –	$36,848,429

11

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements (continued)

5. Fair Value Measurements (continued)
The following table sets forth by level, within the fair value hierarchy, the Master Trust's assets at fair value as of December 31, 2013 and 2012:

	Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. equity funds	$246,691,118	$ –	$ –	$246,691,118
International equity	60,790,168	–	–	60,790,168
Fixed income	46,150,250	–	–	46,150,250
Balanced funds	185,370,266	–	–	185,370,266
Brokerage accounts:
Common stock:
Domestic	7,339,075	–	–	7,339,075
International	952,123	–	–	952,123
Mutual funds:
U.S. equity	1,872,634	–	–	1,872,634
International equity	593,106	–	–	593,106
Fixed income	718,256	–	–	718,256
Cash	3,198,611	–	–	3,198,611
Money market fund	71,329,108	–	–	71,329,108
Harley-Davidson Inc. Common Stock Fund	198,195,049	–	–	198,195,049
Total assets at fair value	$823,199,764	$ –	$ –	$823,199,764

12

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements (continued)

5. Fair Value Measurements (continued)

	Assets at Fair Value as of December 31, 2012
	Level 1	Level 2	Level 3	Total
Mutual funds:
U.S. equity funds	$167,124,168	$ –	$ –	$167,124,168
International equity	49,580,085	–	–	49,580,085
Fixed income	57,244,897	–	–	57,244,897
Balanced funds	152,346,671	–	–	152,346,671
Brokerage accounts:
Common stock:
Domestic	3,994,092	–	–	3,994,092
International	942,307	–	–	942,307
Mutual funds:
U.S. equity	799,948	–	–	799,948
International equity	211,884	–	–	211,884
Fixed income	609,727	–	–	609,727
Cash	1,459,644	–	–	1,459,644
Money market fund	69,240,505	–	–	69,240,505
Harley-Davidson Inc. Common Stock Fund	154,011,512	–	–	154,011,512
Total assets at fair value	$657,565,440	$ –	$ –	$657,565,440

6. Income Tax Status
The underlying Volume Submitter plan has received an advisory letter from the Internal Revenue Service (the IRS) dated March 31, 2008, stating that the form of the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is tax-exempt. In accordance with Revenue Procedures 2013-6 and 2011-49, the plan sponsor has determined that it is eligible to and has chosen to rely on the current IRS Volume Submitter advisory letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.
U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than

13

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan
Notes to Financial Statements (continued)

6. Income Tax Status (continued)
not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.
7. Risk and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
8. Related-Party Transactions
The Plan holds shares of mutual funds managed by the trustee of the Plan. The Plan also invests in the common stock of Harley-Davidson, Inc. These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

14

Supplemental Schedule

15

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 36-3826287 Plan Number: 001

December 31, 2013

	Number of	Current
Identity of Issuer and Description of Investment	Shares	Value

American Funds:
Europacific Growth R6	73,482	$3,602,832
Columbia:
Acorn International Z	4,166	194,472
Eaton Vance:
Parametric Str Emerg Mkts A	7,929	117,988
Fidelity Management Trust Company:*
Contrafund K	81,487	7,828,497
Freedom K 2000	1,390	16,980
Freedom K 2010	8,711	122,217
Freedom K 2015	20,099	286,216
Freedom K 2020	56,012	833,454
Freedom K 2025	16,933	262,624
Freedom K 2030	54,556	865,262
Freedom K 2035	55,792	913,867
Freedom K 2040	30,830	507,776
Freedom K 2045	35,346	593,816
Freedom K 2050	13,811	232,996
Freedom K 2055	10,755	129,815
Freedom K Income	1,947	23,290
Money Market Trust Retirement Money Market Portfolio	3,677,135	3,677,135
Spartan 500 Index INST	93,752	6,139,839
Spartan 500 Index INV	41	2,706
Spartan EXT Market Index ADV	10,421	556,692

16

Harley-Davidson Financial Services, Inc.
401(k) Profit Sharing Plan

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

EIN: 36-3826287 Plan Number: 001 (Continued)

December 31, 2013

	Number of	Current
Identity of Issuer and Description of Investment	Shares	Value

MFS:
Massachusetts Investors Trust R4	166,372	4,640,109
MFS Value R4	9,041	300,172
Morgan Stanley:
Mid Cap Growth I	191,854	8,692,888
PIMCO:
Real Return Inst	18,570	203,713
Total Return Inst Fund	338,599	3,619,624
Royce:
Opportunity IS	20,258	318,246
Ridgeworth:
Mid Cap Value Equity I	27,019	368,270
Janus Triton N
Small Cap Growth I	7,493	178,557
Vanguard:
FTSE All-World Index ADM	2,620	82,188
Total Bond Signature	9,139	96,503
Brokerage accounts	—	575,096
Participant loans* (varying maturities and interest
rates ranging from 4.25% to 10.25%)	—	766,489
Total investments		46,750,329

*Represents a party in interest.

17